中國海洋石油有限公司
CNOOC LIMITED

August 14, 2014

Mr. H. Roger Schwall
Mr. Parhaum J. Hamidi
Mr. Norman von Holtzendorff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
U.S.A.

Re:	CNOOC Limited Form 20-F for Fiscal Year Ended December 31, 2013 Filed April 17, 2014 Comment Letter Dated July 31, 2014 File No. 001-14966

Dear Mr. Schwall, Mr. Hamidi and Mr. Holtzendorff:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated July 31, 2014 with respect to the Form 20-F for the fiscal year ended December 31, 2013 of CNOOC Limited (the “Company”), which was filed on April 17, 2014 (the “2013 20-F”).  For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for fiscal year ended December 31, 2013

General

1.
According to media and analyst reports, we note a recent intensification concerning international territorial disputes in the South China Sea. In light of what your disclosure indicates are material operations in this area, please tell us what consideration you have given to providing risk factor or other disclosure regarding the potential for these disputes to impact your operations or financial condition.

Mr. Schwall Mr. Hamidi Mr. Holtzendorff

Response: The Company respectfully advises the Staff that the Company gave a comprehensive consideration of the risks associated with the Company’s business and operation in preparing the risk factors section and other related disclosure in the Company’s 2013 20-F, and the Company disclosed all risks it deemed material in the Company’s 2013 20-F. The Company will continue to comply with this practice with respect to risk evaluation and disclosure in future 20-F filings.

The Company further advises the Staff that the South China Sea is one of several core operating areas of the Company, and that currently all of the Company’s operations in the South China Sea are within areas that do not have territorial disputes.

2.
In the risk factor on page 21 titled “We may be penalized if we fail to comply with existing or future environmental laws and regulations,” you note that your business is subject to environmental protection laws in China and in the other jurisdictions where you conduct operations. On pages 49-50, you discuss your “strengthened management of pollutant discharge to promote energy saving and emission reduction” and your successful tracking of pollutants in 2013. Please expand this discussion to clarify whether you instituted such energy saving and emission reduction measures as a response to any environmental protection laws to which you are subject. Furthermore, please consider revising to include a risk factor and/or MD&A disclosure discussing how climate change may, if material, impact your company's business. Such disclosure should discuss the impact on your business of climate change regulation as well as the physical effects and business trends caused by climate change. Please refer to SEC Release 34-61469 (Feb. 8, 2010) regarding climate change matters. If you considered the Release and determined that information regarding the impact of climate change on your business was not material disclosure, please tell us why you determined it was not necessary.

Response: The Company respectfully advises the Staff that its strengthened management of pollutant discharge to promote energy saving and emission reduction is part of the Company’s overall effort to respond to energy saving and emission reduction initiatives promoted by the PRC government and to fulfill the Company’s corporate social responsibility. Environmental protection measures have been incorporated in the Company’s ordinary course of business, which satisfy the requirements of environmental protection laws and regulations applicable to the Company both in China and overseas and can also respond to potential impacts of climate change. In addition, the Company has disclosed, in the section entitled “Item 4—Business Overview—Environmental Regulation” in the 2013 20-F, environmental laws and regulations applicable to the Company’s operations and the Company’s compliance with respect to those laws and regulations. In response to the Staff’s comment, the Company expects to continue to monitor its

Mr. Schwall Mr. Hamidi Mr. Holtzendorff

regulatory position or developments on environmental issues and evaluate the potential impacts on the Company’s operations, and if necessary, will include additional disclosure in the future.

The Company further advises the Staff that, in preparing the 2013 20-F, the Company also considered the SEC’s guidance on climate change disclosure contained in SEC Release No. 34-61469 in conjunction with the Company’s evaluation of material risks in 2013. Specifically, the Company assessed any material risks and consequences to the Company of the potential physical impacts of climate change. The Company’s operations are subject to extreme weather conditions, which may have a material adverse impact on the operation of the Company. The Company has already included a risk factor headed “Extreme weather conditions may have a material adverse impact on us and could result in losses that are not covered by insurance” in the 2013 20-F.

The Company also assessed the impact on its business of climate change regulation and business trends caused by climate change, and based on the reasons discussed above, the Company concluded that no additional disclosure regarding climate change in the 2013 20-F were warranted.

The Company will continue to evaluate the risks and impacts in this area and, in response to the Staff’s comments, if necessary, the Company will consider expanding its disclosure regarding climate change in the Company’s MD&A and/or risk factors sections in future 20-F filings.

In providing the above responses, and in response to the SEC’s request, we hereby acknowledge that:

•	CNOOC Limited is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CNOOC Limited may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions regarding the foregoing or require additional information, please do not hesitate to contact me at fax number (86-10) 8452-1441 or email address

Mr. Schwall Mr. Hamidi Mr. Holtzendorff

zhonghua@cnooc.com.cn or Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com.  Thank you very much for your assistance.

Sincerely,

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Chief Financial Officer

cc:	Li He, Davis Polk & Wardwell LLP